Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vq Research, Inc.
958 San Leandro Avenue, Suite 200
Mountain View, CA 94043
http://www.vqresearch.com

Up to $1,234,998.36 in Common Stock at $1.08
Minimum Target Amount: $123,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Vq Research, Inc.
Address: 958 San Leandro Avenue, Suite 200, Mountain View, CA 94043
State of Incorporation: DE
Date Incorporated: November 17, 2014

Terms:

Equity

Offering Minimum: $123,999.12 | 114,814 shares of Common Stock
Offering Maximum: $1,234,998.36 | 1,143,517 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.08
Minimum Investment Amount (per investor): $349.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a loyal community member in Vq Research, Inc., you are eligible for additional bonus shares (10%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 8% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 6% bonus shares

Volume-Based Perks

Tech Enthusiast: $500 investment – Receive special mention in investor newsletter.

Tech Innovator: $1,000 investment - Access to a webinar on future electronic components technology and your name on the Vq Research, Inc. website as a key supporter.

Tech Leader: $5,000 investment - Invitation to an exclusive Q&A session with the CEO and 1% bonus shares.

Tech Visionary: $10,000 investment – Tour of the Vq Research facility and luncheon with the management team, plus 3% bonus shares.

Tech Pioneer: $25,000 investment - Join the Vq Research advisory council on new product development for one year and 5% bonus shares.

Tech Angel: $50,000 investment - Opportunity for a custom capacitor design session for your needs and 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Vq Research, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.08 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $108. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

We believe VQ Research is pioneering the application of novel 3D printing technology for the manufacturing of passive electronic components. Based in Silicon Valley, the company holds a broad portfolio of intellectual property enabling rapid, low-cost, and reliable methods of prototyping and manufacturing electronics at any scale without massive capital expenditures and labor normally required. We aim to bring additive printing technology to the manufacturing of passive electronics components.

Intellectual Property

VQ Research holds 6 patents:

1.US Patent 10,128,047 (Issued on November 13, 2018)

2. US Patent 10,242,803 (Issued on March 26, 2019)

3. US Patent 10,332,684 (Issued on June 25, 2019)

4. US Patent 10,686,892 (Issued on June 16, 2020)

5. US Patent 10,431,508 (Issued on October 11, 2019)

6. US Patent 10,236,123 (Issued on March 19, 2019)

Competitors and Industry

Industry

The global Passive Electronic Components market was valued at USD 29.2 billion in 2022. It is expected to reach a value of USD 43.9 billion by 2029 registering a CAGR of 6.03% over the forecast period 2022-2029. The passive electronics market has experienced significant growth over the past few years mainly due to the increasing digitalization of various industries which has led to a rise in the adoption of consumer electronics across these industries as well as an increase in the demand for connectivity and mobility.

https://www.globenewswire.com/news-release/2023/06/06/2682908/0/en/Passive-Electronic-Components-Market-to-reach-USD-43-95-Bn-by-2029-at-a-growth-rate-of-6-03-percent-over-the-forecast-period.html

Competitors

The Asia-Pacific region is the main manufacturing hub for ceramic capacitors, with China, Japan, and South Korea being the leading countries. The region has a strong manufacturing infrastructure, skilled workers, and modern production methods.

The demand for MLCCs is growing due to the increasing use of consumer electronics, 5G infrastructure, electric vehicles (EVs), and renewable energy. MLCCs are also needed for advanced driver-assistance systems (ADAS) and smartphones

The Industry leaders are:

1. Murata Manufacturing Co. (Japan): a global manufacturer of electronic components, including ceramic capacitors, with the top position in the market (made 12 acquisitions since 2006, including us-based start-ups ETA Wireless and Resonant, Inc.)

2. Taiyo Yuden (Japan): a company that specializes in the production and sale of ceramic capacitors, inductors, and wireless communication modules

3. TDK (Japan): A global manufacturer of electronic components and materials, including capacitors, inductors, and magnetic materials

4. Samsung Electro-Mechanics (Korea): A global manufacturer of electronic components, including capacitors, inductors, and wireless communication modules

5. Yageo Corporation (Taiwan): a major player in the multilayer ceramic capacitor (MLCC) market (acquired us-based KEMET Corp. for $1.64 billion in 2019)

Unlike traditional manufacturers of Capacitors, especially Multi-Layer Ceramic Capacitors (MLCCs), who use tape-casting to manufacture the their products, Vq Research has developed technologies to 3D Print MLCCs. 3D printing enables rapid low-cost prototyping to innovate new products and designs iteratively. It also enables manufacturing MLCCs in any form factor, like our "egg crate" wavy shape barium titanate capacitor to increase capacitance by the increase in surface area - which means reducing mass and weight of MLCCs for weight-sensitive applications such as space and satellite. Most significantly, Vq Research is bringing customization to mass production. The most high end MLCCs are custom made, such as those used in the Mars Rover and many government/military applications. With 3D printing, Vq Research can make custom MLCCs in a controlled and highly scalable environment with CAD files and precision instruments.

Current Stage and Roadmap

Current Stage

Vq Research is seeking approximately $2.5 to $3 million in Seed funding in order to pursue our immediate MVP objectives as well as initial commercial opportunities with next generation capacitors – 3D-printed Barium Titanate.

Future Roadmap

Roadmap for the longer-term (2 to 5 years). All passive components as a single part (patented) Design and manufacture of application-specific devices (e.g. medical device, satellite, semiconductor, etc.)

The Team

Officers and Directors

Name: Robert Stanley Lott

Robert Stanley Lott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Execute on plans approved by the Board of Directors. Lead overall effort to develop our R&D program, reduce our patents to execution via the creation of working Capacitor prototypes, and commercialize the Company's products and technologies. Oversees all areas of Vq Research including staffing, corporate development & vendor partnerships, seeking new investors. Served as General Counsel and VP of Corp. Dev. from 11/2014 - 2/2022, and was appointed CEO and Director in February 2022.

Other business experience in the past three years:

- Employer: Equity Counsel, PC
  Title: President
  Dates of Service: January, 2007 - April, 2024
  Responsibilities: Independent law practice focused on litigation, corporate & securities matters, and transactions of

intellectual property. Previously doing business as "Law Office of Robert Lott" from January 2007 until April 2024.

Name: Patrick Gerard Cadoret-Manier

Patrick Gerard Cadoret-Manier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: April, 2021 - Present
  Responsibilities: Leading financial, capital raising and administrative matters

Other business experience in the past three years:

- Employer: Rhia Ventures
  Title: Consultant
  Dates of Service: April, 2020 - March, 2021
  Responsibilities: Provided Valuation analysis on current portfolio of early stage venture investment firm

Other business experience in the past three years:

- Employer: Life Assist Technologies
  Title: Angel investor and Finance Advisor
  Dates of Service: March, 2018 - September, 2020
  Responsibilities: Assisted CEO in financial modeling, investor pitch, contacts and raising capital

Name: John Leroy Gustafson

John Leroy Gustafson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientist
  Dates of Service: November, 2014 - Present
  Responsibilities: I serve as the primary IP generator within the company; I am the sole author of our six granted patents.

Other business experience in the past three years:

- Employer: Google
  Title: Expert Witness
  Dates of Service: March, 2020 - January, 2024
  Responsibilities: Serve as expert on technical matters for a legal case involving Google

Other business experience in the past three years:

- Employer: SambaNova Systems
  Title: Consultant
  Dates of Service: July, 2021 - February, 2023
  Responsibilities: Provide assistance with technical issues

Name: Ricky Quoc Lam

Ricky Quoc Lam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of IP Strategies
  Dates of Service: January, 2024 - Present
  Responsibilities: I take care of all IP-related matters within the company.

Other business experience in the past three years:

- Employer: RL Patents, LLC
  Title: Principal
  Dates of Service: June, 2015 - Present
  Responsibilities: I am the principal patent agent, and manage all aspects of client portfolios.

Other business experience in the past three years:

- Employer: Outsource Asia, LLC
  Title: President/CEO
  Dates of Service: January, 2016 - Present
  Responsibilities: I manage all aspects of the company.

Other business experience in the past three years:

- Employer: Rational Unicorn Legal Services
  Title: Registered Patent Agent
  Dates of Service: December, 2022 - Present
  Responsibilities: I head the patent department.

Name: Christopher Edward Piercy

Christopher Edward Piercy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman
  Dates of Service: November, 2014 - Present
  Responsibilities: I am the Chairman of the board of directors.

Other business experience in the past three years:

- Employer: Group14 Technologies
  Title: Chief Commercial Officer
  Dates of Service: December, 2020 - Present
  Responsibilities: Chief Commercial Officer of company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a

company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute

our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Leroy Gustafson	1,535,000	Common Stock	18.43%
Chris Edward Piercy	1,500,000	Common Stock	18.02%
Robert Stanley Lott	1,500,000	Common Stock	18.02%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,143,517 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,890,390 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 225,000 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,119,000.00
  Use of proceeds: Funding of overheads and operations purchase of R&D Equipment ($313,000)
  Date: May 19, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate for a period of 10 months without revenue generation.

Foreseeable major expenses based on projections:

Major expenses will be related to Research & Developmented based on our projections.

Future operational challenges:

Our future operational challenges include sufficient financing to deliver wavy shape design prototype

Future challenges related to capital resources:

Future challenges we see related to capital resources include slowdown in the funding of "hardtech" and innovative electronics components start-ups.

Future milestones and events:

The production of our patented "egg crate" wavy shape barium titanate capacitor prototype using 3D printing technology will be a breakthrough and a "first" in our industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 17, 2024, we have Cash-on-hand of $54,019. We also have access to shareholder loans if absolutely necessary from management and select current angel investors in our existing Convertible Notes

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds we expect to obtain through this campaign are critical to fund our progress on delivering a wavy shape design barium titanate capacitor using 3D printing technology.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The majority of the funds we expect to raise from this crowdfunding campaign will represent the bulk of our total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We should be able to operate the company for well over a year from now.

How long will you be able to operate the company if you raise your maximum funding goal?

Up to 15 months from now if we have to while implementing our R&D strategy into operations

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at this time. We have received an expression of interest post this raise from certain institutional venture capital investor to consider us for investment into their new fund to be raised/ closed by mid-2025.

Indebtedness

- Creditor: Vicente G. Trelles
  Amount Owed: $98,700.00
  Interest Rate: 0.0%
  Maturity Date: October 05, 2024
  In October 2016, the Company executed a promissory note agreement with Vicente G. Trelles, as Trustee of the Vicente G. Trelles Living Trust, with an original maturity date of October 11, 2018. The Company was unable to pay the outstanding balance upon maturity and entered into an Omnibus Agreement on October 5, 2022, which further extended the maturity date to October 5, 2024. The outstanding balance of the note is at $98,700 as of December 31, 2023 and December 31, 2022.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,844,621.20

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.12 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  58.0%
  We will use 58% for 3D printing equipment, lab material & supplies and technical staff overhead.

- Operations
  18.5%
  We will use 18.5% for facilities rent, patent filings expenses, management staff and Corporate G&A

- Retirement of Corporate Debt
  6.0%
  We plan to use 6% to help retire corporate debt

- StartEngine Service Fees
  12.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.36, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  63.0%
  We will use 63% for 3D printing equipment, lab material & supplies and technical staff overhead.

- Operations
  23.5%
  We will use 23.5% for facilities rent, patent filings expenses, management staff and Corporate G&A

- Retirement of Corporate Debt
  7.0%
  We plan to use 7% to help retire corporate debt

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.vqresearch.com (http://www.vqresearch.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vq-research

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Vq Research, Inc.

[See attached]



Vq Research, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Vq Research, Inc. Management

We have reviewed the accompanying financial statements of Vq Research, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 6, 2024

VQ RESEARCH, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalent	16,507	5,645
Shareholders Loans Receivable	-	5,315
Total Current Assets	16,507	10,960
Non-Current Assets:		
Fixed Assets - net	6,445	60,665
Intangible Assets - net	146,673	166,322
Security Deposit	2,800	2,800
Total Non-Current Assets	155,918	229,787
TOTAL ASSETS	172,425	240,747
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	30,000	50,000
Accrued Interest Payable	292,478	256,049
Short-term Debt	30,000	30,000
Notes Payable - current	98,700	-
Total Current Liabilities	451,178	336,049
Non-Current Liabilities:		
Notes Payable	-	98,700
Convertible Notes	999,000	939,000
Total Non-Current Liabilities	999,000	1,037,700
TOTAL LIABILITIES	1,450,178	1,373,749
EQUITY		
Common Stock	7	7
Preferred Stock	22	22
Additional Paid-In Capital	266,980	246,230
Accumulated Deficit	(1,544,762)	(1,379,261)
TOTAL EQUITY	(1,277,753)	(1,133,002)
TOTAL LIABILITIES AND EQUITY	172,425	240,747

See Accompanying Notes to these Unaudited Financial Statements

VQ RESEARCH, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Service Revenue	-	1,859
Cost of Revenue	-	709
Gross Profit	-	1,150
Operating Expenses		
General and Administrative Expense	20,522	29,061
Advertising and Marketing Expense	-	3,784
Payroll Expense	997	10,764
Professional Fees	2,770	56,806
Rent Expense	32,213	31,200
Total Operating Expenses	**56,502**	**131,615**
Total Loss from Operations	**(56,502)**	**(130,465)**
Other Income (Expense)		
Interest Expense	(51,629)	(121,600)
Other Expense	(9,697)	-
Other Income	-	238
Total Other Income (Expense)	**(61,326)**	**(121,362)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(117,828)**	**(251,827)**
Depreciation Expense	23,024	39,052
Amortization Expense	24,649	24,399
Provision for Income Tax	-	-
Net Loss	**(165,501)**	**(315,278)**

See Accompanying Notes to these Unaudited Financial Statements

VQ RESEARCH, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional	Retained	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	Paid-in Capital	Earnings (Deficit)	Equity
Beginning balance at 1/1/22	7,059,792	7	150,000	15	200,821	(1,044,056)	(843,213)
Issuance of Preferred Stock	-	-	75,000	7	55,409	-	55,416
Prior period adjustment	-	-	-	-	(10,000)	(19,927)	(29,927)
Additional Paid in Capital	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(315,278)	(315,278)
Ending balance at 12/31/22	7,059,792	7	225,000	22	246,230	(1,379,261)	(1,133,002)
Issuance of Common Stock	265,625	-	-	-	10,750	-	10,750
Prior period adjustment	-	-	-	-	10,000	-	10,000
Additional Paid in Capital	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(165,501)	(165,501)
Ending balance at 12/31/23	7,325,417	7	225,000	22	266,980	(1,544,762)	(1,277,753)

See Accompanying Notes to these Unaudited Financial Statements

VQ RESEARCH, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(165,501)	(315,278)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	23,024	39,052
Amortization Expense	24,649	24,399
Decrease (Increase) in Assets:		
Shareholders Loans Receivable	5,315	-
Increase (Decrease) in Liabilities:		
Shareholders Loans Payable	-	(4,250)
Accounts Payable	(20,000)	-
Accrued Interest Payable	36,429	44,700
Short-term Debt	-	(60,000)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	69,417	43,901
Net Cash used in Operating Activities	(96,084)	(271,377)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
Decrease (Increase) in Fixed Assets	31,197	(48,745)
Increase in Intangible Assets	(5,000)	-
Net Cash provided by (used in) Investing Activities	26,197	(48,745)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Notes Payable	-	73,700
Proceeds from Convertible Notes	60,000	148,000
Proceeds from Additional Paid-In Capital	20,750	45,417
Net Cash provided by Financing Activities	80,750	267,117
Cash at the beginning of period	5,645	58,651
Net Cash increase (decrease) for period	10,863	(53,006)
Cash at end of period	16,507	5,645

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Vq Research, Inc. ("the Company"), was formed as a Delaware Corporation on November 17, 2014. The Company is pioneering the application of novel 3D printing technology for the manufacturing of passive electronic components. Based in Mountain View, CA (in the center of ""Silicon Valley""), the Company holds a broad portfolio of intellectual properties enabling rapid, low-cost, and reliable methods of prototyping and manufacturing electronics at any scale without massive capital expenditures and labor normally required. The Company is still in R&D mode, and is currently focused on producing its proprietary ""Wavy Shape"" Barium Titanate Capacitor using Additive Manufacturing technologies. This will allow high performance in the same area as the traditional method of production (of ""tape-casting"").

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital to allow the company to 1) finish its prototype capacitor and 2) prepare for the production of commercial products (""GoToMarket"" phase)."

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year from 2021 to 2023 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $16,507 and $5,645 in cash as of December 31, 2023 and December 31, 2022, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2023	2022
Tools, machinery, and equipment	5-7	263,921	312,666
Improvements	39	3,800	3,800
Less : Accumulated Depreciation		(261,276)	(255,801)
Book Value		6,445	60,665

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. The Company amortizes its Intangible Assets on a straight-line basis over its estimated useful life.

A summary of the Company's Intangible Assets as of December 31 is shown below:

Property Type	Useful Life in Years	2023	2022
Goodwill	15	320,000	320,000
Patents, copyrights, & franchises	20	66,315	61,315
Less : Accumulated Amortization		(239,642)	(214,993)
Book Value		146,673	166,322

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling its product and providing service. Upon successful development and commercialization of its product/technology, the Company expects to derive revenue from the sale of its product and will recognize revenue in accordance with the core principles outlined in U.S. GAAP ASC 606, Revenue from Contracts with Customers.

The Company's primary performance obligation will be the delivery of products. Revenue then will be recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, utilities, supplies and other miscellaneous expenses.

Advertising and Marketing Expense

Advertising and marketing expenses associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has a Pre-Investment Stock Option Pool of 1,500,000 shares. As of December 31, 2023, no stock options have been granted under this plan.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase preferred stock - series A of the Company, all of which were exercisable, at December 31, 2023:

Issue Date	Number Outstanding	Expiration Date
03/26/2019	36,550	03/25/2024
03/25/2019	10,000	03/24/2024
09/23/2019	31,250	09/22/2024
09/23/2019	31,250	09/22/2024
03/15/2015	187,500	03/15/2025
09/26/2022	10,000	09/25/2027
09/26/2022	10,000	09/25/2027
10/06/2022	218,423	10/05/2027
	534,973	

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding short-term debt to its co-founder, John Gustafson, representing consulting fees in November 2020. The debt is non-interest bearing and payable on demand. Outstanding balance of the short-term debt is at $30,000 as of December 31, 2023 and December 31, 2022 (see Note 5).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company, in 2017, entered into a lease agreement with Travis Bowie, for certain office premises approximately 1,300 square feet at 958 San Leandro Ave., Suite 200. The lease commenced on November 1, 2017 and expired on October 31, 2019 with a monthly base rent of $2,600. Upon expiration, the Company has renewed the contract on a month to month basis. Other than this, no other lease contract agreement existed and the Company does not have any long-term commitments or guarantees as of December 31, 2023.

NOTE 5 – LIABILITIES AND DEBT

Among others, the Company incurred the following debt to finance its operations:

Short-term Debt
The Company had an outstanding short-term debt to its co-founder, John Gustafson, representing consulting fees incurred in November 2020. The debt is non-interest bearing and is payable on demand. The outstanding balance of the short-term debt is at $30,000 as of December 31, 2023 and December 31, 2022.

Notes Payable
In October 2016, the Company executed a promissory note agreement with Vicente G. Trelles, as Trustee of the Vicente G. Trelles Living Trust, with an original maturity date of October 11, 2018. The Company was unable to pay the outstanding balance upon maturity and entered into an Omnibus Agreement on October 5, 2022, which further extended the maturity date to October 5, 2024. The outstanding balance of the note is at $98,700 as of December 31, 2023 and December 31, 2022.

Convertible Notes
The Company has entered into several convertible note agreements for the purpose of funding operations. The interest on the notes was 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities on September 1, 2024. The notes are convertible into shares of the Company's preferred stock - series A at a 20% discount during a change of control or a qualified financing event. The outstanding balance of the Convertible Notes is at $999,000 and $939,000 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 6 – EQUITY

The total number of shares of stock that the corporation shall have authority to issue is twenty million (20,000,000) shares, consisting of ten million (10,000,000) shares of Common Stock at $.000001 par value, and ten million (10,000,000) shares of Preferred Stock at $.0001 par value.

Below shows the number of issued and outstanding common and preferred shares:

Balance Sheet Date	Common Stock	Preferred Stock
As of December 31, 2022	7,059,792	225,000
As of December 31, 2023	7,325,417	225,000

<u>Voting</u>

Restricted Class Voting: Except as otherwise expressly provided or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

No Series Voting: Other than as provided or required by law, there shall be no series voting.

Preferred Stock: Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

Common Stock: Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

<u>Conversion.</u> The holders of the Preferred Stock shall have the right to convert their shares of Preferred Stock into Common Stock at any time by providing notice to the Board of Directors of the Company. Each share of Preferred Stock shall be convertible into one share of Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 6, 2024, the date these financial statements were available to be issued.

The Company issued 500,000 common shares on January 16, 2024 and 250,000 common shares on September 1, 2024, with a total of 750,000 common shares.

On September 1, 2024, the Company entered into an Independent Contractor Agreement with Chris Hung. Whereas, Chris Hung, the contractor, shall provide certain services in furtherance of the Company's business. In lieu of the services provided, the Company shall compensate the contractor in the form of equity as set forth in the Restricted Stock Purchase agreement.

On October 2, 2024, the Company converted its outstanding short-term debt to its co-founder, John Gustafson, into Convertible Note amounting to $30,000. The note is convertible into Common Stock with a conversion discount of 20% and a maturity date on September 16, 2025.

On October 4, 2024, the Company modified certain provisions of the Omnibus agreement originally entered on October 5, 2022. The note with a balance of $98,700, amended the maturity date from October 5, 2024 to October 5, 2025.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









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GET A PIECE OF VQ RESEARCH

Revolutionizing Electronics Manufacturing with 3D Printing Technology

Vq Research is advancing the manufacturing of passive electronic components with its patented 3D printing technology. Located in Silicon Valley, our prototypes and innovative designs, such as the wavy 'egg crate' capacitors and integration of all passive components, are attempting to pave the way for scalable, cost-effective solutions across aerospace, medical, mobility/ telecom, EV, general electronics and AI sectors.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Shaping the Future of Electronics
VQ RESEARCH
Bringing Cutting-Edge 3D Printing Technology to Passive Electronic Components

Get Equity
$1.08 Per Share

MIN INVEST $349.92

VALUATION $9.84M

REASONS TO INVEST

- **Innovative Technology:** VQ Research's patented 3D printing solutions offer scalable, cost-effective manufacturing of passive electronic components, solving critical supply chain challenges across multiple industries.

- **Experienced Leadership:** Our team includes pioneers like Dr. John Gustafson, known for groundbreaking work in high-

















performance computing, and executives with expertise in scaling startups.

Proven Traction: With six issued patents (and one patent pending), subcontractor to DARPA Project, award-winner of global startup competition, and successful manufacture of revolutionary capacitor prototypes, we believe Vq Research is positioned for transformative breakthroughs in the passive electronic components industry.

TEAM

Robert Lott • Chief Executive Officer (CEO), Director

Robert Lott, a seasoned leader in the startup ecosystem, brings a wealth of experience in law, venture capital, and early-stage business development. With a proven track record of scaling NASDAQ-listed companies and driving technology startups, Robert is spearheading Vq Research's mission to revolutionize electronics manufacturing. His expertise ensures a strategic approach to innovation and growth.

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Dr. John Gustafson • Chief Scientist

Dr. John Gustafson, an applied physicist and namesake of "Gustafson's Law," is a globally recognized pioneer in high-performance computing. Winner of the prestigious Gordon Bell Award, Dr. Gustafson has contributed 21 patents and led groundbreaking capacitor research for Intel. His leadership in R&D drives the cutting-edge innovations at Vq Research.

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Patrick Cadoret-Manier • Chief Financial Officer (CFO)

Patrick Cadoret-Manier is a finance executive with extensive experience in investment banking and scaling startups across fintech, SaaS, and digital healthcare. As an early investor in the leading SaaS platform Classy, later acquired by GoFundMe, Patrick leverages his expertise to secure Vq Research's financial strategy and operational growth.

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Chris H. • Senior Engineer



Chris leads product design, prototyping, and experimentation at Vq Research. With expertise in passive components and high dielectric materials science technologies. Chris' innovative approach has propelled Vq Research's manufacturing breakthroughs. His background in materials science and engineering ensures robust product development and delivery.

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Ricky Lam • Head of Intellectual Property Strategy

Ricky Lam, a registered patent agent, has prosecuted hundreds of patents in circuits, 3D printing, and semiconductor manufacturing. With a career spanning Silicon Valley law firms and patent agencies, Ricky ensures Vq Research's intellectual property portfolio remains a core strategic advantage.

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[**Show Less**]

THE PITCH

3D Printing Technology

We believe Vq Research is transforming the manufacturing of passive electronic components using patented 3D printing technology. With six core patents and one patent pending, a proven team of industry leaders, and breakthrough prototypes like the wavy "egg crate" capacitor, Vq Research aims to contribute to the evolution of the passive electronic components industry by delivering cost-effective, high-performance solutions. Positioned in Silicon Valley, we believe our company can drive innovation in a multi-billion-dollar market (source).

THE PROBLEM & OUR SOLUTION

Aiming To Transform Passive Electronic Components

The Problem

The traditional manufacturing of passive electronic components, such as multilayer ceramic capacitors (MLCCs), is slow, expensive, and labor-intensive. These outdated methods are unable to keep up with the increasing global demand for miniaturized, high-performance electronics used in critical industries like aerospace, artificial intelligence, and medical devices. Additionally, supply chain disruptions exacerbate production challenges, leaving industries struggling with reliability and scalability.

Our Solution

Vq Research is aiming to transform the industry with its patented 3D printing technology for passive electronic components. Our innovative methods aim to address supply chain inefficiencies by facilitating scalable, cost-effective manufacturing of capacitors, designed to achieve enhanced performance characteristics. By offering customizable designs, such as our "egg crate" wavy-shaped capacitors, we are aiming to unlock enhanced capacitance and compactness, essential for modern applications.

Our business model focuses on our relationships with industry leaders across high-growth sectors, generating revenue through custom-manufacturing at scale, and licensure of non-core applications of our patented technologies. With a team of seasoned experts, we believe we are positioned to capture a share of this multi-billion-dollar market.

Revolutionizing Passive Electronics Manufacturing

Game-Changing Technology
Patented 3D printing methods for cost-effective and scalable manufacturing.

Strong Intellectual Property Portfolio
6 issued patents covering revolutionary advancements in passive components.

Experienced Leadership
World-class team with decades of expertise in supercomputing, venture capital, and additive manufacturing.

Market Potential
Addressing the multi-billion-dollar market for miniaturized and high-performance electronics.

THE MARKET & OUR TRACTION

Aiming To Transform Passive Electronic Components

The Market

The global passive electronic components market is experiencing significant growth, driven by the increasing demand for smaller, high-performance electronics in industries such as aerospace, artificial intelligence, and medical devices. With a compound annual growth rate (CAGR) projected at 6.41%, the global passive electronic components market size in 2024 is estimated at $45.5 billion and expected to reach $62.1 billion by 2029 (Source).

We believe Vq Research's innovative 3D-printed solutions position it as a key disruptor, addressing unmet needs for cost-effective, scalable, and customizable electronic components.

A BOOMING MARKET & MOMENTUM

6 Core Patents

Covering groundbreaking advancements in capacitor design and manufacturing.

DARPA Partnership

Collaborated on high-voltage capacitor innovation.

Award-Winning Innovation

Secured 1st in category and 2nd overall at the 2017 Shenzhen Innovation Competition.

$3M Funding Goal

Aimed at finalizing the "egg crate" design and scaling production.

Prototype Achievements

Successfully demonstrated functional 3D-printed capacitors in 2023.

Traction Highlights

- DARPA Project: Successfully served as a DARPA subcontractor to develop high-voltage capacitors with advanced manufacturing techniques.
- Industry Presence: Partnerships in aerospace, AI, and medical sectors to meet demand for next-gen electronics.

Leadership

- Dr. John Gustafson, Co-founder & Chief Scientist, is a pioneer in supercomputing, with 21 patents, the inventor of Gustafson Law and the winner of the prestigious Gordon Bell Award. In November 2024, Dr. Gustafson was named among the inaugural 35 legends in High Performance Computing by HPCWire.
- Robert Lott, Co-founder & Chief Executive Officer, is an early-stage business leader with a proven track record in scaling startups.
- Chris Piercy, Co-founder & Chairman, founded successful start-ups and drove to IPO and post-IPO phases NASDAQ, LSE and Euronext listed Companies.
- Patrick Cadoret-Manier, Chief Financial Officer, former investment banker with M&A and Structured finance expertise and a track record of scaling startups.

Combined decades of leadership in high-performance computing, venture capital, and intellectual property.

Recognition & Awards

- Innovation Champion: First place in the manufacturing category (second place overall) at the Shenzhen Innovation Competition, competing against over 1,000 startups from around the world.
- R&D Excellence: Over 10 years of research and development in advanced 3D printing technologies and materials science.

Intellectual Property

- 6 Core issued Patents: Covering groundbreaking advances in capacitor geometry, cost-efficient materials, and integrated designs; 1 Patent pending.

WHY INVEST

The Future of Electronics Manufacturing

Be a part of the future of electronics manufacturing. Your investment is intended to support Vq Research's efforts to advance its development of 3D-printed capacitors. Your investment will contribute to advanced prototyping and commercial deployment, targeting high-growth sectors like aerospace, AI, mobility/ telecom and healthcare. Join us in revolutionizing an industry and making scalable, cost-effective solutions a reality.



Invest now to drive innovation and shape the future.

ABOUT

HEADQUARTERS
**958 San Leandro Avenue, Suite 200
Mountain View, CA 94043**

WEBSITE
View Site ↗

Vq Research is advancing the manufacturing of passive electronic components with its patented 3D printing technology. Located in Silicon Valley, our prototypes and innovative designs, such as the wavy 'egg crate' capacitors and integration of all passive components, are attempting to pave the way for scalable, cost-effective solutions across aerospace, medical, mobility/ telecom, EV, general electronics and AI sectors.

TERMS
VQ Research

Overview

PRICE PER SHARE
$1.08

VALUATION
$9.84M

DEADLINE ⓘ
Mar. 20, 2025 at 11:59 PM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$349.92

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,999.12

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
114,814

MAX NUMBER OF SHARES OFFERED
1,143,517

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$172,425	$240,747
Cash & Cash Equivalents	$16,507	$5,645
Accounts Receivable	$0	$0
Short-Term Debt	$30,000	$30,000
Long-Term Debt	$172,425	$240,747
Revenue & Sales	$0	$1,859
Costs of Goods Sold	$0	$709

Taxes Paid	$0	$0
Net Income	-$165,501	-$315,278

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a loyal community member in Vq Research, Inc., you are eligible for additional bonus shares (10%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 8% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 6% bonus shares

<u>Volume-Based Perks</u>

Tech Enthusiast: $500 investment – Receive special mention in investor newsletter.

Tech Innovator: $1,000 investment - Access to a webinar on future electronic components technology and your name on the Vq Research, Inc. website as a key supporter.

Tech Leader: $5,000 investment - Invitation to an exclusive Q&A session with the CEO and 1% bonus shares.

Tech Visionary: $10,000 investment – Tour of the Vq Research facility and luncheon with the management team, plus 3% bonus shares.

Tech Pioneer: $25,000 investment - Join the Vq Research advisory council on new product development for one year and 5% bonus shares.

Tech Angel: $50,000 investment - Opportunity for a custom capacitor design session for your needs and 10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Vq Research, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.08 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $108. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ˄

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

Vq Research, Inc.

Vq Research, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A.   The name of the Corporation is Vq Research, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 17, 2014.

B.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C.   The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Vq Research, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Chris Piercy, a duly authorized officer of the Corporation, on April 15, 2014.



_____

Chris Piercy
CEO

EXHIBIT A

ARTICLE I

The name of the Corporation is Vq Research, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801. The name of the registered agent at such address is Agents and Corporations, Inc.

ARTICLE VI

The total number of shares of stock that the corporation shall have authority to issue is twenty million (20,000,000) shares, consisting of ten million (10,000,000) shares of Common Stock, $.000001 par value, and ten million (10,000,000) shares of Preferred Stock, $.0001 par value.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. Conversion. The Preferred Stock shall be convertible into Common Stock on the following basis:

    (a) Right to Convert. The holders of the Preferred Stock shall have the right to convert their shares of Preferred Stock into Common Stock at any time by providing notice to the Board of Directors of the Company. Each share of Preferred Stock shall be convertible into one share of Common Stock.

    (b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**").

    (c) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

2. <u>Voting</u>

(a) <u>Restricted Class Voting</u>. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) <u>No Series Voting</u>. Other than as provided herein or required by law, there shall be no series voting.

(c) <u>Preferred Stock</u>. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) <u>Common Stock</u>. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

3. <u>Amendments and Changes</u>. As long as any of the Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 50% of the outstanding shares of the Preferred Stock:

(a) amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

(b) increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Preferred Stock or any series thereof; or

(c) enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation.

4. <u>Reissuance of Preferred Stock</u>. In the event that any shares of Preferred Stock shall be converted pursuant to Section 3 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by this Corporation.

5.   Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.   To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2.   The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.   Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall

eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.